UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934

                      For the month of:        February 2007
                      Commission File Number:       1-8139

                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X|     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes       |_|     No        |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On February 19, 2007, Zarlink Semiconductor Inc. announced the appointment of Dr. Adam Chowaniec to the Board of Directors. As of this date, the Board has not determined to which committees, if any, Dr. Chowaniec will be appointed. A copy of this press release is being furnished as Exhibits 99.1 to this report and incorporated herein by reference.

Exhibit No.                 Description
-----------                 -----------
   99.1         Press release dated February 19, 2007

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Zarlink Semiconductor Inc.

Dated: February 20, 2007                               By: /s/ Robert McRae
                                                           --------------------
                                                           Robert McRae
                                                           Corporate Controller